Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 2, 2023

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to follow-up comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 1, 2023, with respect to the Amendment and the Trust’s proposed nine new series, YieldMax MSTR Option Income Strategy ETF, YieldMax ABNB Option Income Strategy ETF, YieldMax AMD Option Income Strategy ETF,YieldMax MRNA Option Income Strategy ETF, YieldMax PYPL Option Income Strategy ETF, YieldMax DIS Option Income Strategy ETF, YieldMax JPM Option Income Strategy ETF, YieldMax MSFT Option Income Strategy ETF, and YieldMax XOM Option Income Strategy ETF (each, a “Fund” and collectively, the “Funds”).

The Trust notes that the previously proposed new series, YieldMax BABA Option Income Strategy ETF, was previously withdrawn from the Amendment.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

1.	Please provide supplementally more support for your choice of indices with respect to MSTR, MRNA, AMD, and ABNB. We are having trouble seeing how you can get a VaR under 200% for those funds.

Response: The Trust notes that, in addition to the performance of each Fund’s underlying stock, each Fund will also have exposure to a short upside call. The “delta” (i.e., the amount by which an option's price is expected to change for every one-point change in the price of the underlying asset) on those options is expected to be between 20% and 40%. The Sub-Adviser has the ability to manage the level of delta by choosing which options contracts it trades. When that embedded delta is incorporated into the expected performance of the respective Funds, the effect is to reduce each Fund’s overall volatility. That is, the sold option’s short delta offsets the long delta from each Fund’s core synthetic forward position. As an example, if the price of MSTR were to go up $1.00, and the delta of the options traded in that Fund was 40%, the expected price movement in the Fund would be $0.60 (i.e., a dollar less 40%). As a result, it is anticipated that the Sub-Adviser will be able to effectively manage the VaR for each of the aforementioned Funds to stay under 200%.

2.	We note that the initial response letter references Exhibit A, which was not attached.

Response: The Trust notes that, unfortunately, the reference to Exhibit A was inadvertently included. That reference was taken from a prior response letter to highlight disclosure stating that a portion of each Fund’s assets will be used to invest in options contracts that reference the underlying issuer, and the remaining net assets of the Funds will be invested in U.S. Treasury securities. Such disclosure is already contained in the Funds’ prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC